OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

March 10, 2009

Via Electronic Transmission

Valerie J. Lithotomos, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:     Proxy Statement on Schedule 14A for:

Oppenheimer Municipal Fund, on behalf of its series: Limited Term New York Municipal      Fund

Oppenheimer Quest for Value Funds, on behalf of the following three series:

     Oppenheimer Quest Balanced Fund

     Oppenheimer Quest Opportunity Value Fund

     Oppenheimer Small- & Mid- Cap Value Fund
Oppenheimer Quest International Value Fund, Inc.

Oppenheimer Rising Dividends Fund, Inc.
Rochester Fund Municipals

Dear Ms. Lithotomos:

     This letter responds to the comments you provided me telephonically on March 6, 2009 on the preliminary Proxy Statement on Schedule 14A for the seven funds named above (each a “Fund” or “Registrant”), filed with the Securities and Exchange Commission on February 23, 2009. Each comment, as I understood it, is summarized or repeated below and immediately followed by the response.

Election of Trustees

1. Comment: Please consider changing the references to “Board I” and Board III” to less confusing terms, such as, for example, “Current Board” and “Proposed Board.”

Response: The terms have been revised as requested.

Information About the Meeting-Section D.3 (Reorganization Agreement)

2.Comment: Please confirm and state whether any of the fees and expenses, investment objectives, strategies and risks will remain the same after the Reorganization.

Response: Those items will remain the same. The disclosure has been revised to reflect that there will not be any changes.

Proposal 2-Reorganization Agreement-What is the effect of shareholder approval of the Reorganization Agreement?

3. In the second bullet point regarding approvals by shareholders of the new Massachusetts trusts, please confirm and state that the trusts’ advisory agreements will not contain any material changes from the Maryland Funds’ existing advisory agreements.

Response: The disclosure has been revised to state that the new advisory agreements do not contain any material changes.

Why is the Board recommending approval of the Reorganization Agreement?

4. Comment: In the second paragraph, please describe any special voting requirements of the Investment Company Act.

Response: The following disclosure has been added as the fourth sentence of the second paragraph:

For certain proposals (for example, among others, approval of investment advisory agreement, changes to fundamental investment objectives or policies, or certain fund mergers), the affirmative vote of the holders of a “majority of the outstanding voting securities” is necessary to approve those proposals. As defined in the Investment Company Act, the vote of a majority of the outstanding voting securities means the vote of (1) 67% or more of a Fund’s outstanding shares present at a meeting if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy; or (2) more than 50% of the Fund’s outstanding shares, whichever is less.

Additional Information Regarding the Reorganization

5. Comment: Item (3) in the fourth paragraph explains there are differences, including differences in the “rights of shareholders” between Maryland corporations and Massachusetts business trusts. If these rights are fewer as a business trust, please explain and describe these differences.

Response: The following disclosure has been added:

Regarding the third factor, the differences in the rights of shareholders are discussed in detail in Proposal 3(a), Item II (Matters Relating to Shareholder Rights). Additionally, Exhibit C to this Proxy Statement includes a Comparison of Massachusetts and Maryland law and Comparative Information on Shareholder Rights and Obligations. Following are the primary examples of the differences (as discussed in more detail in Proposal 3(a), Item II):

•	A lower quorum will be required to hold a valid shareholder meeting which could mean that fewer shareholders would be able to approve certain matters than currently required.

•	The Board will be able to approve certain mergers without shareholder approval in cases that do not raise significant issues for shareholders (e.g., the same portfolio managers, same investment principles and the same fee structures).

•	The Declaration of Trust also imposes additional requirements on shareholders bringing a derivative action or any other court action on behalf of the Funds without first making a written demand on the Board requesting that the Trustees bring the action on behalf of the Fund. This provision incorporates recent changes in Massachusetts corporate law.

•	The Declaration of Trust also requires that actions by shareholders against a Fund must be brought only in the federal district court for the Southern District of New York.

•	The Declaration of Trusts also clarifies when the Trustees may require shareholders to redeem shares.

Who will bear the expenses of the Reorganization?

6.Comment: In the first sentence, please add “and their shareholders” after “the Maryland Funds.”

Response: The disclosure has been revised as requested.

Proposal 3(a) Amended and Restated Declaration of Trust
Summary of Important Differences

7.Comment: Please confirm that all material differences between the Restated Declaration and the Current Declaration have been disclosed.

Response: All material differences between the Restated Declaration and the Current Declaration have been disclosed.

Matters Relating to the Trustees

A. Trustee Standard of Care

8. Comment: The first sentence in the third paragraph suggests that there is no duty of care under federal law. Please clarify or explain this sentence in light of the obligations imposed on directors under the Investment Company Act.

Response: The disclosure has been revised as follows:

Because the Funds are organized as business trusts under state law, the Funds’ Trustees, like other corporate directors, are subject to a ‘‘duty of care’’ and a ‘‘duty of loyalty’’ under state and common law fiduciary principles, as well as the obligations imposed on them under the Investment Company Act.

B. Indemnification of Trustees and Officers

9. Comment: Please advise whether this proposed revision regarding adding a rebuttable presumption that the Trustee or officer has not engaged in the disqualifying conduct is consistent with section 17(h) of the Investment Company Act and related SEC staff no-action letters and interpretations.

Response: The proposed revision is consistent with section 17(h) as interpreted by the SEC staff. The proposed revision to the indemnification provision creates a rebuttable presumption in favor of a Trustee or officer in determining whether the Trustee or officer engaged in conduct for which indemnification is not available or whether there is reason to believe that the Trustee or officer ultimately will be found entitled to indemnification.

Section 17(h) of the Investment Company Act generally prohibits a fund from including in its organizational documents any provision that protects a director or officer of a fund against any liability to the fund or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties as director or officer (collectively, "disabling conduct"). Section 17(h) is intended to balance the need to ensure that funds have the ability to indemnify directors for liability arising out of actions that they took in good faith with the need for funds and their shareholders to be able to hold fund directors personally accountable for their actions as directors

The SEC has stated that section 17(h) is intended to ensure that directors can be held personally accountable for any costs that may result from their disabling conduct, including those costs, such as legal fees, that are indirect results of litigation or the threat thereof.

The SEC specifically addressed this issue in 1998 in its Statement of Staff Position in connection with proposing amendments to a number of rules and forms under the Investment Company Act in connection with the independence of directors of investment companies.1 The staff addressed whether independent directors should be afforded a presumption that they have not engaged in disabling conduct within the meaning of section 17(h). The release noted that independent directors are presumed by the nature of their qualifications to be free of many of the kinds of conflicts that may color their judgment and affect their actions as directors. On this basis, the staff reasoned that it would be consistent with section 17(h) and prior staff positions if legal counsel – in providing an opinion as to whether a fund should advance legal fees either to its independent directors or to any directors who are interested persons solely by reason of serving as officers of the fund – afforded the directors a rebuttable presumption that they had not engaged in disabling conduct.2 This position was limited to actions taken by directors while acting in their capacities as directors.

II. Matters Relating to Shareholder Rights

B. Authorization of Fund Mergers or Terminations without Shareholder Approval

10. Comment: The second and third sentences in the first paragraph are confusing and should be clarified to explain why it may be in shareholders’ interest not to vote on a merger.

Response: The disclosure has been revised as follows:

Under certain circumstances, it may not be in the shareholders’ interest to require a shareholder meeting to permit certain mergers that do not raise significant issues for shareholders—for example, merging two Oppenheimer funds, with the same portfolio manager, the same investment principles and the same fee structures in order to achieve economies of scale and thereby reduce fund expenses borne by shareholders

11.Comment: In the last sentence of the third paragraph, please state that a reorganization could increase an expense ratio, or other fees and expenses. Also, please disclose whether it could impose other changes, such as, for example, changes in investment policies, or redemption fees.

Response: The disclosure has been revised as follows: “A reorganization or merger could, in certain circumstances, increase a Fund’s or class’ expense ratio or redemption fees, change certain investment policies or strategies or other aspects of a shareholder’s investment.

II. Operational Matters

C. Disclosure of Shareholder Holdings

12.Comment: As appropriate, please include any disclosure in the Funds’ prospectus or statement of additional information to address this disclosure that may be required of shareholders.

Response: We will include appropriate disclosure in the Funds’ prospectuses or statement of additional information.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have to Randy Legg at 303-768-1026.

Sincerely,

/s/ Randy Legg

Randy Legg

Vice President and Associate Counsel

Tel.: 303-768-1026
Fax: 303.768.3019

rlegg@oppenheimerfunds.com

cc:     Ronald M. Feiman, Esq.

     Nancy S. Vann, Esq.

     Taylor Edwards, Esq.

1 SEC Interpretation: Matters Concerning Independent Directors of Investment Company, Release No. IC-24083 (Oct. 14, 1999).

2 The Yacktman Funds, Inc., SEC No-Action Letter (Dec. 18, 1998).